Exhibit 99.1

News Release
TSX, NYSE: NTR

February 19, 2025 – all amounts are in US dollars, except as otherwise noted

Nutrien Reports Fourth Quarter and Full-Year 2024 Results

•	Full-year results demonstrate significant progress towards strategic priorities and 2026 performance targets.

•	2025 guidance reflects expectation for continued growth in upstream fertilizer volumes, higher downstream Retail earnings and lower capital expenditures.

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today its fourth quarter 2024 results, with net earnings of $118 million ($0.23 diluted net earnings per share). Fourth quarter 2024 adjusted EBITDA1 was $1.1 billion and adjusted net earnings per share1 was $0.31.

“Nutrien delivered higher upstream fertilizer sales volumes, accelerated operational efficiency and cost savings initiatives and increased downstream Retail earnings in 2024, demonstrating significant progress towards our 2026 performance targets. We took a disciplined and intentional approach to our capital allocation decisions, further optimizing capital expenditures and returning $1.2 billion to shareholders through dividends and share repurchases,” commented Ken Seitz, Nutrien’s President and CEO.

“The outlook for our business in 2025 is supported by expectations for strong crop input demand and firming potash fundamentals. Nutrien has a world-class asset base, and we remain focused on strategic priorities that strengthen our core business and deliver structural improvements to our earnings and free cash flow,” added Mr. Seitz.

Highlights2:

•	Generated net earnings of $700 million ($1.36 diluted net earnings per share) and adjusted EBITDA of $5.4 billion ($3.47 adjusted net earnings per share) for the full year of 2024.

•

Retail adjusted EBITDA increased to $1.7 billion in 2024 supported by higher product margins and lower expenses, as we continue to simplify our business and accelerate downstream network optimization initiatives.

•

Potash adjusted EBITDA decreased to $1.8 billion in 2024 as lower net selling prices more than offset increased sales volumes. We mined 35 percent of our potash ore tonnes using automation in 2024, providing efficiency, flexibility and safety benefits, while supporting our highest annual production levels on record and a reduction in controllable cash cost of product manufactured per tonne.

•

Nitrogen adjusted EBITDA of $1.9 billion in 2024 was relatively flat as lower net selling prices offset higher sales volumes and lower natural gas costs. Total ammonia production increased in 2024, driven by less maintenance downtime and improved natural gas utilization and reliability at our operations in Trinidad.

•

Divested non-core assets and equity investments totaling approximately $60 million in 2024, providing incremental cash flow to allocate to high conviction priorities that are core to our long-term strategy.

•

Repurchased 3.9 million shares for a total of $190 million in the second half of 2024 and an additional 1.9 million shares in 2025 for $96 million as of February 18, 2025. Nutrien’s Board of Directors approved the purchase of up to 5 percent of Nutrien’s outstanding common shares over a twelve-month period through the renewal of our normal course issuer bid (“NCIB”), which is subject to acceptance by the Toronto Stock Exchange.

•

Nutrien’s Board of Directors approved an increase in the quarterly dividend to $0.545 per share. Nutrien continues to target a stable and growing dividend, having now increased the dividend per share by 36 percent since the beginning of 2018.

1. This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2. Our discussion of highlights set out on this page is a comparison of the results for the twelve months ended December 31, 2024 to the results for the twelve months ended December 31, 2023, unless otherwise noted.

Market Outlook and Guidance

Agriculture and Retail Markets

•

Global grain stocks-to-use ratios remain historically low and demand remains strong, providing a supportive environment for ag commodity prices in 2025. We expect US corn plantings to range between 91 and 93 million acres and soybean plantings to range from 84 to 86 million acres in 2025. The projected increase in corn acreage, combined with a shortened fall application season in 2024, supports our outlook for strong North American fertilizer demand in the first half of the year.

•

In Brazil, generally favorable soil moisture conditions and stronger crop prices are expected to lead to an increase in safrinha corn planted acreage of approximately five percent, supporting crop input demand in the first half of 2025.

•	A weaker Australian dollar and strong grain and oilseed export demand is supporting grower economics, and conditions remain positive for 2025 crop input demand.

Crop Nutrient Markets

•

Global potash shipments rebounded to approximately 72.5 million tonnes in 2024, driven by improved supply and supportive application economics that contributed to increased demand in key markets such as China, Brazil and Southeast Asia.

•

We forecast global potash shipments between 71 and 75 million tonnes in 2025. The high end of the range captures the potential for stronger underlying global consumption and the lower end captures the potential for reduced supply availability. We anticipate the potential for supply tightness with limited global capacity additions in 2025 and reported operational challenges and maintenance work in key producing regions.

•

Global urea and UAN prices have increased in the first quarter of 2025, driven by strengthening demand in key import markets and restricted supply, including continued Chinese urea export restrictions. Global ammonia prices have trended lower to start the year due to seasonal demand weakness and the anticipation of incremental supply in the US and export capacity from Russia. We expect North American natural gas prices to remain highly competitive compared to Europe and Asia, with Henry Hub natural gas prices projected to average between $3.25 and $3.50 per MMBtu for the year.

•

The US nitrogen supply and demand balance is expected to be tight ahead of the spring application season, as nitrogen fertilizer net imports in the first half of the 2024/2025 fertilizer year were down approximately 60 percent compared to the five-year average. Additionally, nitrogen demand for the spring season is expected to be strong due to the limited fall ammonia application season and higher projected corn acreage.

•

Phosphate fertilizer markets remain firm, particularly in North America where inventories were estimated to be historically low entering 2025. We expect Chinese phosphate exports similar to 2024 levels, with total DAP/MAP exports ranging between 6 and 7 million tonnes, and tight stocks in India to support demand ahead of their key planting season.

Financial and Operational Guidance

•

Retail adjusted EBITDA guidance of $1.65 to $1.85 billion assumes higher crop nutrient sales volumes, continued growth of our proprietary products and further margin recovery in Brazil. We anticipate foreign exchange headwinds in our international retail operations and the absence of asset sales and other income items realized in 2024, which combined are estimated at approximately $75 million.

•

Potash sales volume guidance of 13.6 to 14.4 million tonnes is consistent with our global shipments outlook and accounts for some uncertainty regarding the possible imposition and related impact of US tariffs, as well as global supply availability.

•	Nitrogen sales volume guidance of 10.7 to 11.2 million tonnes assumes continued reliability improvements and higher operating rates at our North American plants.

•

Phosphate sales volume guidance of 2.35 to 2.55 million tonnes assumes lower production at our White Springs facility in the first half of 2025 and improved operating rates in the second half compared to the prior year.

•

Total capital expenditures of $2.0 to $2.1 billion are expected to be lower than the prior year. Our capital expenditure program has been further optimized to sustain safe and reliable operations and to progress a set of targeted growth investments. This total includes approximately $400 to $500 million in investing capital expenditures focused on proprietary products, network optimization and digital capabilities in Retail, low-cost brownfield expansions in Nitrogen and mine automation projects in Potash.

All guidance numbers, including those noted above, are outlined in the table below. In addition, set forth below are anticipated fertilizer pricing and natural gas price sensitivities relating to adjusted EBITDA (consolidated) and adjusted net earnings per share.

	2025 Guidance Ranges [1] as of February 19, 2025

(billions of US dollars, except as otherwise noted)	Low	High	2024 Actual

Retail adjusted EBITDA	1.65	1.85	1.7

Potash sales volumes (million tonnes) [2]	13.6	14.4	13.9

Nitrogen sales volumes (million tonnes) [2]	10.7	11.2	10.7

Phosphate sales volumes (million tonnes) [2]	2.35	2.55	2.4

Depreciation and amortization	2.35	2.45	2.3

Finance costs	0.65	0.75	0.7

Effective tax rate on adjusted net earnings (%) [3]	22.0	25.0	24.1

Capital expenditures [4]	2.0	2.1	2.2

1  See the “Forward-Looking Statements” section.

2  Manufactured product only.

3  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

4  Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures, which are supplementary financial measures. See the “Other Financial Measures” section.

2025 Annual Sensitivities [1]	Effect on

(millions of US dollars, except EPS amounts)	Adjusted EBITDA	Adjusted EPS [4]

$25 per tonne change in potash net selling prices	±280	±0.45

$25 per tonne change in ammonia net selling prices [2]	± 35	±0.05

$25 per tonne change in urea and ESN® net selling prices	± 85	±0.15

$25 per tonne change in solutions, nitrates and sulfates net selling prices	±130	±0.20

$1 per MMBtu change in NYMEX natural gas price [3]	±190	±0.30

1  See the “Forward-Looking Statements” section.

2  Includes related impact on natural gas costs in Trinidad, which is linked to benchmark ammonia pricing.

3  Nitrogen related impact.

4  Assumes 486 million shares outstanding for all earnings per share (“EPS”) sensitivities.

Consolidated Results

	Three Months Ended December 31			Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Sales	5,079	5,664	(10)	25,972	29,056	(11)
Gross margin	1,581	1,768	(11)	7,530	8,474	(11)
Expenses	1,184	1,475	(20)	5,674	5,729	(1)
Net earnings	118	176	(33)	700	1,282	(45)
Adjusted EBITDA [1]	1,055	1,075	(2)	5,355	6,058	(12)
Diluted net earnings per share (US dollars)	0.23	0.35	(34)	1.36	2.53	(46)
Adjusted net earnings per share (US dollars) [1]	0.31	0.37	(16)	3.47	4.44	(22)

1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

Net earnings and adjusted EBITDA decreased in the fourth quarter of 2024 compared to the same period in 2023, primarily due to lower Potash net selling prices and sales volumes, partially offset by higher Retail earnings and lower expenses. For the full year of 2024, net earnings and adjusted EBITDA decreased compared to 2023 due to lower Potash and Nitrogen net selling prices, partially offset by increased Retail earnings and record Potash sales volumes. Net earnings were also impacted by a previously disclosed loss on foreign currency derivatives in the second quarter of 2024.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and twelve months ended December 31, 2024 to the results for the three and twelve months ended December 31, 2023, unless otherwise noted.

Nutrien Ag Solutions (“Retail”)

	Three Months Ended December 31			Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Sales	3,179	3,502	(9)	17,832	19,542	(9)
Cost of goods sold	2,193	2,513	(13)	13,211	15,112	(13)
Gross margin	986	989	-	4,621	4,430	4
Adjusted EBITDA [1]	340	229	48	1,696	1,459	16

1  See Note 2 to the unaudited condensed consolidated financial statements as at and for the three and twelve months ended December 31, 2024 (“interim financial statements”).

•

Retail adjusted EBITDA increased in the fourth quarter of 2024 due to lower expenses and higher crop protection and seed margins, including increased proprietary products gross margins and improved margins and selling expenses in Brazil. During the fourth quarter, we recognized a $25 million gain on the sale of land in Argentina as we continue to simplify our business. Adjusted EBITDA increased for the full year, supported by higher product margins in all geographies and lower expenses.

	Three Months Ended December 31				Twelve Months Ended December 31
	Sales		Gross Margin		Sales		Gross Margin
(millions of US dollars)	2024	2023	2024	2023	2024	2023	2024	2023
Crop nutrients	1,528	1,808	294	346	7,211	8,379	1,444	1,378
Crop protection products	948	960	351	333	6,313	6,750	1,622	1,553
Seed	184	202	52	36	2,235	2,295	431	427
Services and other	228	236	188	188	918	927	716	710
Merchandise	230	251	40	41	897	1,001	150	172
Nutrien Financial	77	70	77	70	361	322	361	322
Nutrien Financial elimination [1]	(16)	(25)	(16)	(25)	(103)	(132)	(103)	(132)
Total	3,179	3,502	986	989	17,832	19,542	4,621	4,430

1  Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

•

Crop nutrients sales decreased in the fourth quarter of 2024 due to lower sales volumes, which were impacted by wet weather in North America and strategic actions related to our margin improvement plan in Brazil. Full-year 2024 sales were impacted by lower selling prices and sales volumes. Gross margin decreased in the fourth quarter as higher per-tonne margins in North America were more than offset by lower sales volumes. For the full year, gross margin increased due to higher per-tonne margins in North America, including growth in our proprietary crop nutritional and biostimulant product lines.

•

Crop protection products sales were lower in the fourth quarter and full year of 2024 mainly due to lower selling prices. Gross margin improvements for the fourth quarter and full year of 2024 were supported by proprietary products, strong operational execution and the selling through of lower cost inventory in South America compared to the same periods in 2023.

•

Seed sales decreased in the fourth quarter and full year of 2024 mainly due to the impact of competitive pricing pressure in South America. Gross margin for the fourth quarter increased, supported by higher proprietary gross margin, including improved margins in South America due to strategic actions related to our margin improvement plan in Brazil. Full-year 2024 gross margin increased as improved margins in North America more than offset the impact of dry weather and competitive market pressures in Brazil.

•

Merchandise sales and gross margin decreased in the fourth quarter and full year of 2024 due to reductions in Australia primarily related to weather-related impacts on water equipment sales and animal health products.

•	Nutrien Financial sales and gross margin increased in the fourth quarter and full year of 2024 due to higher financing rates offered.

Supplemental Data	Three Months Ended December 31				Twelve Months Ended December 31
	Gross Margin		% of Product Line [1]		Gross Margin		% of Product Line [1]
(millions of US dollars, except as otherwise noted)	2024	2023	2024	2023	2024	2023	2024	2023
Proprietary products
Crop nutrients	60	44	19	12	421	391	29	28
Crop protection products	41	27	11	10	470	461	29	30
Seed	6	(3)	16	(9)	154	168	36	39
Merchandise	4	3	9	6	15	11	10	6
Total	111	71	11	8	1,060	1,031	23	23
1 Represents percentage of proprietary product margins over total product line gross margin.

	Three Months Ended December 31				Twelve Months Ended December 31
	Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (US dollars)		Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (US dollars)
	2024	2023	2024	2023	2024	2023	2024	2023
Crop nutrients
North America	1,854	2,073	125	118	8,547	8,985	142	127
International	716	790	87	127	3,715	3,647	62	65
Total	2,570	2,863	114	120	12,262	12,632	118	109

(percentages)	December 31, 2024	December 31, 2023
Financial performance measures [1,2]
Cash operating coverage ratio	63	68
Adjusted average working capital to sales	20	19
Adjusted average working capital to sales excluding Nutrien Financial	-	1
Nutrien Financial adjusted net interest margin	5.3	5.2

1  Rolling four quarters.

2  These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

Potash

	Three Months Ended December 31			Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Net sales	536	776	(31)	2,989	3,759	(20)
Cost of goods sold	309	349	(11)	1,448	1,396	4
Gross margin	227	427	(47)	1,541	2,363	(35)
Adjusted EBITDA [1]	291	463	(37)	1,848	2,404	(23)

1  See Note 2 to the interim financial statements.

•

Potash adjusted EBITDA decreased in the fourth quarter of 2024 due to lower net selling prices and sales volumes. Full-year 2024 adjusted EBITDA was lower mainly due to lower net selling prices, partially offset by record sales volumes. Higher potash production supported by the continued advancement of mine automation contributed to our lower controllable cash cost of product manufactured for the full year of 2024.

Manufactured Product	Three Months Ended December 31		Twelve Months Ended December 31
($ / tonne, except as otherwise noted)	2024	2023	2024	2023
Sales volumes (tonnes - thousands)
North America	718	1,089	4,672	4,843
Offshore	2,040	2,214	9,214	8,373
Total sales volumes	2,758	3,303	13,886	13,216
Net selling price
North America	270	342	285	348
Offshore	168	182	180	248
Average net selling price	194	235	215	284

Cost of goods sold	112	106	104	105
Gross margin	82	129	111	179

Depreciation and amortization	49	36	44	35

Gross margin excluding depreciation and amortization [1]	131	165	155	214

1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes decreased in the fourth quarter of 2024 compared to the record volumes delivered in the same period in the prior year due to a more restricted fall application window in North America and lower volumes to China and Other Asian markets. Full-year 2024 sales volumes were the highest on record, supported by low channel inventories and strong potash affordability in North America and key offshore markets.

•	Net selling price per tonne decreased in the fourth quarter and full year of 2024 primarily due to a decline in benchmark prices compared to the same periods in 2023.

•

Cost of goods sold per tonne increased in the fourth quarter of 2024 as higher depreciation and the impact of more planned turnaround activity more than offset lower royalties. For the full year, cost of goods sold per tonne decreased primarily due to higher production volumes and lower royalties, partially offset by higher depreciation.

Supplemental Data	Three Months Ended December 31		Twelve Months Ended December 31
	2024	2023	2024	2023
Production volumes (tonnes – thousands)	3,369	3,386	14,205	12,998

Potash controllable cash cost of product manufactured per tonne [1]	59	56	54	58
Canpotex sales by market (percentage of sales volumes)
Latin America	35	32	40	47
Other Asian markets [2]	24	28	28	28
China	16	19	13	9
India	11	11	7	5
Other markets	14	10	12	11
Total	100	100	100	100

1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2  All Asian markets except China and India.

Nitrogen

	Three Months Ended December 31			Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Net sales	1,013	956	6	3,745	4,207	(11)
Cost of goods sold	700	671	4	2,535	2,828	(10)
Gross margin	313	285	10	1,210	1,379	(12)
Adjusted EBITDA [1]	471	391	20	1,884	1,930	(2)

1  See Note 2 to the interim financial statements.

•

Nitrogen adjusted EBITDA increased in the fourth quarter of 2024 primarily due to higher sales volumes and ammonia net selling prices. Adjusted EBITDA for the full year was relatively flat as lower net selling prices offset higher sales volumes and lower natural gas costs. Our total ammonia production increased in the fourth quarter and full year supported by less maintenance downtime and improved natural gas utilization and reliability at our operations in Trinidad.

Manufactured Product	Three Months Ended December 31		Twelve Months Ended December 31

($ / tonne, except as otherwise noted)	2024	2023	2024	2023
Sales volumes (tonnes - thousands)
Ammonia	701	651	2,483	2,436
Urea and ESN®	888	739	3,188	3,125
Solutions, nitrates and sulfates	1,325	1,344	5,023	4,862
Total sales volumes	2,914	2,734	10,694	10,423
Net selling price
Ammonia	448	416	410	469
Urea and ESN®	403	428	421	480
Solutions, nitrates and sulfates	213	215	221	244
Average net selling price	327	321	324	367

Cost of goods sold	221	218	213	233
Gross margin	106	103	111	134

Depreciation and amortization	58	53	55	55

Gross margin excluding depreciation and amortization [1]	164	156	166	189

1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes increased in the fourth quarter due to higher urea production and strong regional demand for ammonia. Full-year 2024 sales volumes increased due to higher production at our operations in Trinidad and reliability improvements across our network in North America increasing the availability of upgraded products.

•

Net selling price per tonne was higher in the fourth quarter of 2024 primarily due to stronger ammonia net selling prices and a favorable geographic mix. For the full year, net selling price per tonne was lower for all major nitrogen products due to weaker benchmark prices.

•

Cost of goods sold per tonne increased in the fourth quarter of 2024 mainly due to higher natural gas costs in Trinidad, partially offset by lower natural gas costs in North America. For the full year, cost of goods sold per tonne decreased primarily due to lower natural gas costs in North America and the impact of higher production volumes.

Supplemental Data	Three Months Ended December 31		Twelve Months Ended December 31

	2024	2023	2024	2023
Sales volumes (tonnes – thousands)
Fertilizer	1,801	1,648	6,259	6,067
Industrial and feed	1,113	1,086	4,435	4,356
Production volumes (tonnes – thousands)
Ammonia production – total [1]	1,451	1,362	5,608	5,357
Ammonia production – adjusted [1,2]	1,041	1,022	3,953	3,902
Ammonia operating rate (%) [2]	92	91	88	88
Natural gas costs (US dollars per MMBtu)
Overall natural gas cost excluding realized derivative impact	3.61	3.35	3.15	3.51
Realized derivative impact [3]	0.10	(0.05)	0.09	(0.02)
Overall natural gas cost	3.71	3.30	3.24	3.49

1  All figures are provided on a gross production basis in thousands of product tonnes.

2  Excludes Trinidad and Joffre.

3  Includes realized derivative impacts recorded as part of cost of goods sold or other income and expenses. Refer to Note 4 to the interim financial statements.

Phosphate

	Three Months Ended December 31			Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Net sales	414	533	(22)	1,657	1,993	(17)
Cost of goods sold	394	463	(15)	1,510	1,760	(14)
Gross margin	20	70	(71)	147	233	(37)
Adjusted EBITDA [1]	86	130	(34)	384	470	(18)

1  See Note 2 to the interim financial statements.

•

Phosphate adjusted EBITDA was lower in the fourth quarter of 2024 as higher net selling prices were more than offset by the impact of lower production volumes and higher input costs. Adjusted EBITDA for the full year decreased due to weaker industrial and feed net selling prices and the impact of lower production, partially offset by lower sulfur and ammonia input costs.

Manufactured Product	Three Months Ended December 31		Twelve Months Ended December 31

($ / tonne, except as otherwise noted)	2024	2023	2024	2023
Sales volumes (tonnes - thousands)
Fertilizer	435	579	1,751	1,912
Industrial and feed	173	174	683	639
Total sales volumes	608	753	2,434	2,551
Net selling price
Fertilizer	615	557	612	568
Industrial and feed	812	860	822	1,010
Average net selling price	671	627	671	678

Cost of goods sold	631	535	603	583
Gross margin	40	92	68	95

Depreciation and amortization	127	108	119	115

Gross margin excluding depreciation and amortization [1]	167	200	187	210

1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes were lower in the fourth quarter and full year primarily due to weather-related events and plant outages that impacted production volumes.

•

Net selling price per tonne increased in the fourth quarter of 2024 primarily due to the strength of fertilizer benchmark prices. For the full year of 2024, net selling price per tonne decreased due to lower industrial and feed net selling prices which reflect the typical lag in price realizations relative to benchmark prices.

•

Cost of goods sold per tonne increased in the fourth quarter of 2024 due to lower production volumes, higher depreciation, and higher input costs, including sulfur. Full-year cost of goods sold per tonne increased due to lower production volumes and higher water treatment costs related to weather-related events, partially offset by lower sulfur and ammonia input costs.

Supplemental Data	Three Months Ended December 31		Twelve Months Ended December 31

	2024	2023	2024	2023
Production volumes (P2O5 tonnes – thousands)	319	380	1,327	1,406

P2O5 operating rate (%)	75	89	78	83

Corporate and Others and Eliminations

	Three Months Ended December 31			Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Corporate and Others
Gross margin [1]	13	-	n/m	13	-	n/m
Selling expenses	7	7	-	-	-	-
General and administrative expenses	126	104	21	403	364	11
Share-based compensation expense (recovery)	20	(7)	n/m	37	(14)	n/m
Foreign exchange loss (income), net of related derivatives	1	(14)	n/m	360	91	296
Other expenses	105	175	(40)	379	257	47
Adjusted EBITDA [1]	(160)	(117)	37	(456)	(267)	71
Eliminations
Gross margin	22	(3)	n/m	(2)	69	n/m
Adjusted EBITDA [1]	27	(21)	n/m	(1)	62	n/m

1  See Note 2 to the interim financial statements.

•

Share-based compensation was an expense in the fourth quarter and full year of 2024 due to an increase in the fair value of our share-based awards. We had a recovery in the same periods in 2023 as the fair value of our share-based awards decreased. The fair value of our share-based awards takes into consideration several factors such as our share price movement, our performance relative to our peer group and our return on invested capital.

•

Foreign exchange loss, net of related derivatives was higher in the full year of 2024 compared to the same period in 2023 as it included a previously disclosed $220 million loss on foreign currency derivatives in Brazil.

•

Other expenses were lower in the fourth quarter of 2024 compared to the same period in 2023 mainly due to a lower expense for asset retirement obligations and accrued environmental costs related to our non-operating sites partially offset by higher restructuring costs. Other expenses in the full year of 2024 were higher compared to the same period in 2023 due to an $80 million gain in the full year of 2023 from our other post-retirement benefit plan amendments. These were partially offset by lower losses related to our financial instruments in Argentina. Refer to Note 4 of the interim financial statements for additional information.

•

Eliminations of gross margin in the full year of 2024 resulted from higher intersegment inventory held by our Retail segment compared to a recovery of gross margin in the full year of 2023, which reflected the sell-through of higher cost inventory.

Finance Costs, Income Taxes and Other Comprehensive Income (Loss)

	Three Months Ended December 31			Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Finance costs	195	213	(8)	720	793	(9)
Income taxes
Income tax expense (recovery)	84	(96)	n/m	436	670	(35)
Actual effective tax rate including discrete items (%)	42	(120)	n/m	38	34	12
Other comprehensive (loss) income	(298)	97	n/m	(234)	81	n/m

•

Finance costs were lower in the fourth quarter and full year of 2024 primarily due to lower average short-term debt balance from lower working capital requirements, partially offset by the increase in average long-term debt balance throughout 2024.

•

Income tax was an expense in the fourth quarter of 2024 compared to a recovery in the same period in 2023 mainly due to higher earnings and lower discrete tax adjustments. In the fourth quarter of 2023, our discrete tax items included a $134 million income tax recovery due to changes in our tax declarations in Switzerland (“Swiss Tax Reform”). These factors resulted in a positive effective tax rate in the fourth quarter of 2024 compared to a negative effective tax rate in the same period in 2023.

The lower income tax expense in the full year of 2024 compared to the same period in 2023 was due to lower earnings and lower discrete tax adjustments. The discrete tax adjustments in the same period in 2023 were related to a change in recognition of deferred tax assets in South America as they no longer met the asset recognition criteria, the impact of the Swiss Tax Reform, and Canadian audit assessments.

•

Other comprehensive loss in the fourth quarter and full year of 2024 was mainly due to the depreciation of the Australian, Brazilian and Canadian currencies, relative to the US dollar, compared to gains for the same periods in 2023.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to:

Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2025 full-year guidance, including expectations regarding Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate on adjusted net earnings and capital expenditures, including the assumptions and expectations stated therein; our 2026 performance targets; expectations regarding our capital allocation intentions and strategies, including our target of providing a stable and growing dividend; our ability to advance strategic priorities that strengthen our core business and deliver structural improvements to our earnings and free cash flow; capital spending expectations for 2025 and beyond, including the expectation that related investments will sustain safe and reliable operations and drive growth; expectations regarding performance of our operating segments in 2025 and beyond; our operating segment market outlooks and our expectations for market conditions and fundamentals, and the anticipated supply and demand for our products and services, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, farmer crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates and the impact of seasonality, import and export volumes, tariffs, trade or export restrictions, economic sanctions and restrictions, operating rates, inventories, crop development and natural gas curtailments; the negotiation of sales contracts; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to: our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives that we will conduct our operations and achieve results of operations as anticipated; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies on the anticipated timeline or at all; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, product distribution agreements, inventory levels, exports, tariffs, including general or retaliatory tariffs, trade restrictions, international trade arrangements, crop development and cost of labor and interest, exchange and effective tax rates; potash demand growth in offshore markets and normalization of Canpotex port operations; global economic conditions and the accuracy of our market outlook expectations for 2025 and in the future; assumptions related to our assessment of recoverable amount estimates of our assets, including in relation to our Retail - Brazil business asset impairments; our intention to complete share repurchases under our normal course issuer bid programs, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, capital allocation priorities and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies and assumptions related to our ability to fund our dividends at the current level; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; availability of investment opportunities that align with our strategic priorities and growth strategy; our ability to maintain investment grade ratings and achieve our performance targets; and our ability to successfully negotiate sales and other contracts and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives, results of operations or targets, such as our targeted $200 million in annual consolidated cost savings, expected capital expenditures in 2025, delivering upstream fertilizer sales volume growth and advancing high-return downstream Retail growth opportunities; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including general or retaliatory tariffs, trade restrictions, including the imposition of any tariffs, or other changes to international trade arrangements; the effects of current and future multinational trade agreements or other developments affecting the level of trade or export restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax, antitrust and other laws or regulations and the interpretation thereof; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments, including risks associated with disclosure thereof; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC.

The purpose of our revised Retail adjusted EBITDA and our depreciation and amortization, finance costs, effective tax rate and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and definitions” section of our 2023 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

For Further Information:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

More information about Nutrien can be found at www.nutrien.com.

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, February 20, 2025 at 10:00 a.m. Eastern Time.

Telephone conference dial-in numbers:

•	From Canada and the US: 1 (800) 206-4400
•	International: 1 (289) 514-5005
•	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast: Visit https://www.nutrien.com/news/events/2024-q4-earnings-conference-call

Non-GAAP Financial Measures

We use both IFRS measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that: (a) depict historical or expected future financial performance, financial position or cash flow of the Company; (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company; (c) are not disclosed in the financial statements of the Company; and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss related to financial instruments in Argentina.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)	2024	2023	2024	2023

Net earnings	118	176	700	1,282

Finance costs	195	213	720	793

Income tax expense (recovery)	84	(96)	436	670

Depreciation and amortization	590	565	2,339	2,169

EBITDA [1]	987	858	4,195	4,914

Adjustments:

Share-based compensation expense (recovery)	20	(7)	37	(14)

Foreign exchange loss (gain), net of related derivatives	1	(14)	360	91

ARO/ERL related (income) expenses for non-operating sites	(1)	142	151	152

Loss related to financial instruments in Argentina	1	-	35	92

Restructuring costs	47	20	47	49

Impairment of assets	-	76	530	774
Adjusted EBITDA	1,055	1,075	5,355	6,058

1  EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss related to financial instruments in Argentina, change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations. We generally apply the annual forecasted effective tax rate to specific adjustments during the year, and at year-end, we apply the actual effective tax rate.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended December 31, 2024			Twelve Months Ended December 31, 2024
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		113	0.23		674	1.36
Adjustments:
Share-based compensation expense	20	15	0.03	37	27	0.05
Foreign exchange (gain) loss, net of related derivatives	1	(16)	(0.03)	360	346	0.70
Restructuring costs	47	38	0.08	47	38	0.08
Impairment of assets	-	-	-	530	492	1.00
ARO/ERL related (income) expenses for non-operating sites	(1)	(1)	-	151	106	0.21
Loss related to financial instruments in Argentina	1	1	-	35	35	0.07
Sub-total adjustments	68	37	0.08	1,160	1,044	2.11

Adjusted net earnings		150	0.31		1,718	3.47

	Three Months Ended December 31, 2023			Twelve Months Ended December 31, 2023
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		172	0.35		1,258	2.53
Adjustments:
Share-based compensation recovery	(7)	(5)	(0.01)	(14)	(11)	(0.02)
Foreign exchange (gain) loss, net of related derivatives	(14)	(16)	(0.03)	91	83	0.17
Restructuring costs	20	16	0.03	49	40	0.08
Impairment of assets	76	49	0.10	774	702	1.42
ARO/ERL related expenses for non-operating sites	142	102	0.20	152	110	0.22
Loss related to financial instruments in Argentina	-	-	-	92	92	0.18
Swiss Tax Reform adjustment	(134)	(134)	(0.27)	(134)	(134)	(0.27)
Change in recognition of deferred tax assets	-	-	-	66	66	0.13
Sub-total adjustments	83	12	0.02	1,076	948	1.91

Adjusted net earnings		184	0.37		2,206	4.44

Effective Tax Rate on Adjusted Net Earnings

Effective tax rate on adjusted net earnings guidance is a forward-looking non-GAAP financial measure as it includes adjusted net earnings, which is a non-GAAP financial measure. It is provided to assist readers in understanding our expected financial results. Effective tax rate on adjusted net earnings guidance excludes certain items that management is aware of that permit management to focus on the performance of our operations (see the Adjusted Net Earnings and Adjusted Net Earnings Per Share section for items generally adjusted). We do not provide a reconciliation of this forward-looking measure to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed.

Effective tax rate on adjusted net earnings ratio is calculated as adjusted income tax expense divided by adjusted earnings before income taxes. We use this measure to provide the actual result for a previously disclosed forward-looking effective tax rate on adjusted net earnings guidance.

(millions of US dollars, except as otherwise noted)	2024
Earnings before income taxes	1,136
Adjustments [1]	1,160
Adjusted earnings before income taxes	2,296
Income tax expense	436
Adjustments [2]	116
Adjusted income tax expense	552
Effective tax rate on adjusted net earnings (%)	24.1

1  Calculated as sum of pre-tax adjustments noted in the Adjusted Net Earnings section.

2  Calculated as difference between the sum of pre-tax and post-tax adjustments noted in the Adjusted Net Earnings section.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured Product

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2024	2023	2024	2023
Total COGS – Potash	309	349	1,448	1,396
Change in inventory	66	7	36	(40)
Other adjustments [1]	(7)	(7)	(21)	(26)
COPM	368	349	1,463	1,330
Depreciation and amortization in COPM	(142)	(124)	(581)	(427)
Royalties in COPM	(17)	(23)	(79)	(100)
Natural gas costs and carbon taxes in COPM	(9)	(12)	(36)	(46)
Controllable cash COPM	200	190	767	757
Production tonnes (tonnes – thousands)	3,369	3,386	14,205	12,998
Potash controllable cash COPM per tonne	59	56	54	58

1  Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and others to evaluate the financial performance of Nutrien Financial.

	Rolling four quarters ended December 31, 2024
(millions of US dollars, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Total/Average
Nutrien Financial revenue	66	133	85	77
Deemed interest expense [1]	(27)	(50)	(52)	(45)
Net interest	39	83	33	32	187

Average Nutrien Financial net receivables	2,489	4,560	4,318	2,877	3,561
Nutrien Financial adjusted net interest margin (%)					5.3

	Rolling four quarters ended December 31, 2023
(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Total/Average
Nutrien Financial revenue	57	122	73	70
Deemed interest expense [1]	(20)	(39)	(41)	(36)
Net interest	37	83	32	34	186

Average Nutrien Financial net receivables	2,283	4,716	4,353	2,893	3,561
Nutrien Financial adjusted net interest margin (%)					5.2

1  Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate cash flow.

	Rolling four quarters ended December 31, 2024
(millions of US dollars, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Total
Selling expenses	790	1,005	815	808	3,418
General and administrative expenses	52	51	51	37	191
Other expenses	22	41	32	(8)	87
Operating expenses	864	1,097	898	837	3,696
Depreciation and amortization in operating expenses	(190)	(193)	(182)	(186)	(751)
Operating expenses excluding depreciation and amortization	674	904	716	651	2,945

Gross margin	747	2,029	859	986	4,621
Depreciation and amortization in cost of goods sold	4	3	8	5	20
Gross margin excluding depreciation and amortization	751	2,032	867	991	4,641
Cash operating coverage ratio (%)					63

	Rolling four quarters ended December 31, 2023

(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Total
Selling expenses	765	971	798	841	3,375
General and administrative expenses	50	55	57	55	217
Other expenses	15	29	37	77	158
Operating expenses	830	1,055	892	973	3,750
Depreciation and amortization in operating expenses	(179)	(185)	(186)	(199)	(749)
Operating expenses excluding depreciation and amortization	651	870	706	774	3,001

Gross margin	615	1,931	895	989	4,430
Depreciation and amortization in cost of goods sold	2	3	3	2	10
Gross margin excluding depreciation and amortization	617	1,934	898	991	4,440
Cash operating coverage ratio (%)					68

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended December 31, 2024
(millions of US dollars, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Average/Total
Current assets	11,821	11,181	10,559	10,360
Current liabilities	(8,401)	(8,002)	(5,263)	(8,028)
Working capital	3,420	3,179	5,296	2,332	3,557
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	3,420	3,179	5,296	2,332	3,557
Nutrien Financial working capital	(2,489)	(4,560)	(4,318)	(2,877)
Adjusted working capital excluding Nutrien Financial	931	(1,381)	978	(545)	(4)

Sales	3,308	8,074	3,271	3,179
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,308	8,074	3,271	3,179	17,832
Nutrien Financial revenue	(66)	(133)	(85)	(77)
Adjusted sales excluding Nutrien Financial	3,242	7,941	3,186	3,102	17,471

Adjusted average working capital to sales (%)					20
Adjusted average working capital to sales excluding Nutrien Financial (%)					-

	Rolling four quarters ended December 31, 2023
(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Average/Total
Current assets	13,000	11,983	10,398	10,498
Current liabilities	(8,980)	(8,246)	(5,228)	(8,210)
Working capital	4,020	3,737	5,170	2,288	3,804
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	4,020	3,737	5,170	2,288	3,804
Nutrien Financial working capital	(2,283)	(4,716)	(4,353)	(2,893)
Adjusted working capital excluding Nutrien Financial	1,737	(979)	817	(605)	243

Sales	3,422	9,128	3,490	3,502
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,422	9,128	3,490	3,502	19,542
Nutrien Financial revenue	(57)	(122)	(73)	(70)
Adjusted sales excluding Nutrien Financial	3,365	9,006	3,417	3,432	19,220

Adjusted average working capital to sales (%)					19
Adjusted average working capital to sales excluding Nutrien Financial (%)					1

Other Financial Measures

Selected Additional Financial Data

Nutrien Financial	As at December 31, 2024							As at December 31, 2023

(millions of US dollars)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance [1]	Net Receivables	Net Receivables

North America	1,671	289	112	156	2,228	(50)	2,178	2,206
International	575	51	19	64	709	(10)	699	687
Nutrien Financial receivables	2,246	340	131	220	2,937	(60)	2,877	2,893

1  Bad debt expense on the above receivables for the twelve months ended December 31, 2024 and 2023 were $55 million and $35 million, respectively, in the Retail segment.

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios.

The following section provides an explanation of the composition of those supplementary financial measures, if not previously provided.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures excludes capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Cash used for dividends and share repurchases: Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the unaudited condensed consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	Note	2024	2023	2024	2023
SALES	2, 10	5,079	5,664	25,972	29,056
Freight, transportation and distribution		215	260	956	974
Cost of goods sold		3,283	3,636	17,486	19,608
GROSS MARGIN		1,581	1,768	7,530	8,474
Selling expenses		813	849	3,435	3,397
General and administrative expenses		176	173	644	626
Provincial mining taxes		45	79	255	398
Share-based compensation expense (recovery)		20	(7)	37	(14)
Impairment of assets	3	-	76	530	774
Foreign exchange loss (gain), net of related derivatives	6	1	(14)	360	91
Other expenses	4	129	319	413	457
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		397	293	1,856	2,745
Finance costs		195	213	720	793
EARNINGS BEFORE INCOME TAXES		202	80	1,136	1,952
Income tax expense (recovery)	5	84	(96)	436	670
NET EARNINGS		118	176	700	1,282
Attributable to
Equity holders of Nutrien		113	172	674	1,258
Non-controlling interest		5	4	26	24
NET EARNINGS		118	176	700	1,282

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		0.23	0.35	1.36	2.53
Diluted		0.23	0.35	1.36	2.53
Weighted average shares outstanding for basic EPS		492,843,000	494,545,000	494,198,000	496,381,000
Weighted average shares outstanding for diluted EPS		492,930,000	494,878,000	494,365,000	496,994,000

Condensed Consolidated Statements of Comprehensive (Loss) Income

		Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars, net of related income taxes)		2024	2023	2024	2023
NET EARNINGS		118	176	700	1,282
Other comprehensive (loss) income
Items that will not be reclassified to net earnings:
Net actuarial gain (loss) on defined benefit plans		17	(14)	17	(17)
Net fair value gain (loss) on investments		2	(1)	55	4
Items that have been or may be subsequently reclassified to net earnings:
(Loss) gain on currency translation of foreign operations		(282)	103	(254)	89
Other		(35)	9	(52)	5
OTHER COMPREHENSIVE (LOSS) INCOME		(298)	97	(234)	81
COMPREHENSIVE (LOSS) INCOME		(180)	273	466	1,363
Attributable to
Equity holders of Nutrien		(182)	268	443	1,338
Non-controlling interest		2	5	23	25
COMPREHENSIVE (LOSS) INCOME		(180)	273	466	1,363

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)	Note	2024	2023	2024	2023
			Note 1		Note 1
OPERATING ACTIVITIES
Net earnings		118	176	700	1,282
Adjustments for:
Depreciation and amortization		590	565	2,339	2,169
Share-based compensation expense (recovery)		20	(7)	37	(14)
Impairment of assets	3	-	76	530	774
Provision for (recovery of) deferred income tax		16	(169)	31	7
Net (undistributed) distributed earnings of equity-accounted investees		(22)	5	(8)	117
Loss related to financial instruments in Argentina	4	1	-	35	92
Long-term income tax receivables and payables		30	24	47	(65)
Other long-term assets, liabilities and miscellaneous		(16)	153	311	197
Cash from operations before working capital changes		737	823	4,022	4,559
Changes in non-cash operating working capital:
Receivables		2,170	2,370	(224)	879
Inventories and prepaid expenses and other current assets		(2,205)	(1,990)	60	1,376
Payables and accrued charges		2,421	2,947	(323)	(1,748)
CASH PROVIDED BY OPERATING ACTIVITIES		3,123	4,150	3,535	5,066
INVESTING ACTIVITIES
Capital expenditures [1]		(767)	(760)	(2,154)	(2,600)
Business acquisitions, net of cash acquired		(15)	(37)	(21)	(153)
Proceeds from (purchase of) investments, held within three months, net		74	22	44	(112)
Purchase of investments		-	(19)	(112)	(31)
Net changes in non-cash working capital		82	46	27	(22)
Other		107	15	83	(40)
CASH USED IN INVESTING ACTIVITIES		(519)	(733)	(2,133)	(2,958)
FINANCING ACTIVITIES
Repayment of debt, maturing within three months, net		(1,231)	(2,671)	(142)	(458)
Proceeds from debt	8	24	-	1,022	1,500
Repayment of debt	8	(527)	(13)	(659)	(648)
Repayment of principal portion of lease liabilities		(102)	(97)	(402)	(375)
Dividends paid to Nutrien’s shareholders	9	(265)	(262)	(1,060)	(1,032)
Repurchase of common shares, inclusive of related tax	9	(134)	-	(184)	(1,047)
Issuance of common shares		2	1	18	33
Other		(6)	-	(46)	(34)
CASH USED IN FINANCING ACTIVITIES		(2,239)	(3,042)	(1,453)	(2,061)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(32)	12	(37)	(7)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		333	387	(88)	40
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		520	554	941	901
CASH AND CASH EQUIVALENTS – END OF PERIOD		853	941	853	941
Cash and cash equivalents is composed of:
Cash		741	909	741	909
Short-term investments		112	32	112	32
		853	941	853	941
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		244	267	740	729
Income taxes paid		61	42	321	1,764
Total cash outflow for leases		140	128	558	501

1  Includes additions to property, plant and equipment, and intangible assets for the three months ended December 31, 2024 of $735 million and $32 million (2023 – $716 million and $44 million), respectively, and for the twelve months ended December 31, 2024 of $2,025 million and $129 million (2023 – $2,415 million and $185 million), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

(millions of US dollars, inclusive of related tax, except as otherwise noted)	Number of Common Shares	Share Capital	Contributed Surplus	(Loss) Gain on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

Net earnings	-	-	-	-	-	-	1,258	1,258	24	1,282

Other comprehensive income (loss)	-	-	-	88	(8)	80	-	80	1	81

Shares repurchased (Note 9)	(13,378,189)	(374)	(26)	-	-	-	(600)	(1,000)	-	(1,000)

Dividends declared - $2.12/share	-	-	-	-	-	-	(1,050)	(1,050)	-	(1,050)

Non-controlling interest transactions	-	-	-	-	-	-	(2)	(2)	(25)	(27)

Effect of share-based compensation including issuance of common shares	683,814	40	-	-	-	-	-	40	-	40

Transfer of net gain on sale of investment	-	-	-	-	(14)	(14)	14	-	-	-

Transfer of net loss on cash flow hedges	-	-	-	-	12	12	-	12	-	12

Transfer of net actuarial loss on defined benefit plans	-	-	-	-	17	17	(17)	-	-	-

BALANCE – DECEMBER 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201

Net earnings	-	-	-	-	-	-	674	674	26	700

Other comprehensive (loss) income	-	-	-	(251)	20	(231)	-	(231)	(3)	(234)

Shares repurchased (Note 9)	(3,944,903)	(110)	(20)	-	-	-	(60)	(190)	-	(190)

Dividends declared - $2.16/share	-	-	-	-	-	-	(1,063)	(1,063)	-	(1,063)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(33)	(33)

Effect of share-based compensation including issuance of common shares	418,619	20	5	-	-	-	-	25	-	25

Transfer of net gain on sale of investment	-	-	-	-	-	-	7	7	-	7

Transfer of net loss on cash flow hedges	-	-	-	-	29	29	-	29	-	29

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(17)	(17)	17	-	-	-

BALANCE – DECEMBER 31, 2024	491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		December 31	December 31

As at (millions of US dollars)	Note	2024	2023

ASSETS

Current assets

Cash and cash equivalents		853	941

Receivables	6, 7, 10	5,390	5,398

Inventories		6,148	6,336

Prepaid expenses and other current assets		1,401	1,495

		13,792	14,170

Non-current assets

Property, plant and equipment	3	22,604	22,461

Goodwill	3	12,043	12,114

Intangible assets	3	1,819	2,217

Investments		698	736

Other assets		884	1,051

TOTAL ASSETS		51,840	52,749

LIABILITIES

Current liabilities

Short-term debt	7	1,534	1,815

Current portion of long-term debt	8	1,037	512

Current portion of lease liabilities		356	327

Payables and accrued charges	6	9,118	9,467

		12,045	12,121

Non-current liabilities

Long-term debt	8	8,881	8,913

Lease liabilities		999	999

Deferred income tax liabilities		3,539	3,574

Pension and other post-retirement benefit liabilities		227	252

Asset retirement obligations and accrued environmental costs		1,543	1,489

Other non-current liabilities		164	200

TOTAL LIABILITIES		27,398	27,548

SHAREHOLDERS’ EQUITY

Share capital	9	13,748	13,838

Contributed surplus		68	83

Accumulated other comprehensive loss		(515)	(296)

Retained earnings		11,106	11,531

Equity holders of Nutrien		24,407	25,156

Non-controlling interest		35	45

TOTAL SHAREHOLDERS’ EQUITY		24,442	25,201

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		51,840	52,749

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2024

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2023 annual audited consolidated financial statements, as well as any amended standards adopted in 2024 that we previously disclosed. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2023 annual audited consolidated financial statements.

Certain immaterial 2023 figures have been reclassified in the condensed consolidated statements of earnings, condensed consolidated statements of cash flows and Note 4 Other expenses.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on February 19, 2025.

Note 2 Segment information

We have four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, South America and Australia. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Potash freight, transportation and distribution costs only apply to our North American potash sales volumes. Sales reported under our Corporate and Others segment relates to our non-core business. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

	Downstream	Upstream and Midstream

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Assets – as at December 31, 2024	22,149	13,792	11,603	2,453	2,571	(728)	51,840

Assets – as at December 31, 2023	23,056	13,571	11,466	2,438	2,818	(600)	52,749

Unaudited

	Three Months Ended December 31, 2024

	Downstream	Upstream and Midstream

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,179	522	953	403	22	-	5,079

– intersegment	-	65	223	68	-	(356)	-

Sales – total	3,179	587	1,176	471	22	(356)	5,079

Freight, transportation and distribution	-	51	163	57	-	(56)	215

Net sales	3,179	536	1,013	414	22	(300)	4,864

Cost of goods sold	2,193	309	700	394	9	(322)	3,283

Gross margin	986	227	313	20	13	22	1,581

Selling expenses (recovery)	808	1	3	1	7	(7)	813

General and administrative expenses	37	2	8	3	126	-	176

Provincial mining taxes	-	45	-	-	-	-	45

Share-based compensation expense	-	-	-	-	20	-	20

Foreign exchange loss, net of related derivatives	-	-	-	-	1	-	1

Other (income) expenses	(8)	22	1	7	105	2	129

Earnings (loss) before finance costs and income taxes	149	157	301	9	(246)	27	397

Depreciation and amortization	191	134	170	77	18	-	590

EBITDA	340	291	471	86	(228)	27	987

Restructuring costs	-	-	-	-	47	-	47

Share-based compensation expense	-	-	-	-	20	-	20

Loss related to financial instruments in Argentina	-	-	-	-	1	-	1

ARO/ERL related expense for non-operating sites	-	-	-	-	(1)	-	(1)

Foreign exchange loss, net of related derivatives	-	-	-	-	1	-	1

Adjusted EBITDA	340	291	471	86	(160)	27	1,055

Unaudited

	Three Months Ended December 31, 2023

	Downstream	Upstream and Midstream

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,504	734	895	531	-	-	5,664

– intersegment	(2)	129	223	84	-	(434)	-

Sales – total	3,502	863	1,118	615	-	(434)	5,664

Freight, transportation and distribution	-	87	162	82	-	(71)	260

Net sales	3,502	776	956	533	-	(363)	5,404

Cost of goods sold	2,513	349	671	463	-	(360)	3,636

Gross margin	989	427	285	70	-	(3)	1,768

Selling expenses (recovery)	841	3	4	1	7	(7)	849

General and administrative expenses	55	3	10	1	104	-	173

Provincial mining taxes	-	79	-	-	-	-	79

Share-based compensation recovery	-	-	-	-	(7)	-	(7)

Impairment of assets	-	-	76	-	-	-	76

Foreign exchange gain, net of related derivatives	-	-	-	-	(14)	-	(14)

Other expenses (income)	77	(3)	26	19	175	25	319

Earnings (loss) before finance costs and income taxes	16	345	169	49	(265)	(21)	293

Depreciation and amortization	201	118	146	81	19	-	565

EBITDA	217	463	315	130	(246)	(21)	858

Restructuring costs	12	-	-	-	8	-	20

Share-based compensation recovery	-	-	-	-	(7)	-	(7)

Impairment of assets	-	-	76	-	-	-	76

ARO/ERL related expense for non-operating sites	-	-	-	-	142	-	142

Foreign exchange gain, net of related derivatives	-	-	-	-	(14)	-	(14)

Adjusted EBITDA	229	463	391	130	(117)	(21)	1,075

Unaudited

	Twelve Months Ended December 31, 2024

	Downstream	Upstream and Midstream

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	17,832	3,008	3,500	1,610	22	-	25,972

– intersegment	-	370	807	278	-	(1,455)	-

Sales – total	17,832	3,378	4,307	1,888	22	(1,455)	25,972

Freight, transportation and distribution	-	389	562	231	-	(226)	956

Net sales	17,832	2,989	3,745	1,657	22	(1,229)	25,016

Cost of goods sold	13,211	1,448	2,535	1,510	9	(1,227)	17,486

Gross margin	4,621	1,541	1,210	147	13	(2)	7,530

Selling expenses (recovery)	3,418	10	26	6	-	(25)	3,435

General and administrative expenses	191	12	24	14	403	-	644

Provincial mining taxes	-	255	-	-	-	-	255

Share-based compensation expense	-	-	-	-	37	-	37

Impairment of assets	335	-	195	-	-	-	530

Foreign exchange loss, net of related derivatives	-	-	-	-	360	-	360

Other expenses (income)	87	25	(135)	33	379	24	413

Earnings (loss) before finance costs and income taxes	590	1,239	1,100	94	(1,166)	(1)	1,856

Depreciation and amortization	771	609	589	290	80	-	2,339

EBITDA	1,361	1,848	1,689	384	(1,086)	(1)	4,195

Restructuring costs	-	-	-	-	47	-	47

Share-based compensation expense	-	-	-	-	37	-	37

Impairment of assets	335	-	195	-	-	-	530

Loss related to financial instruments in Argentina	-	-	-	-	35	-	35

ARO/ERL related expense for non-operating sites	-	-	-	-	151	-	151

Foreign exchange loss, net of related derivatives	-	-	-	-	360	-	360

Adjusted EBITDA	1,696	1,848	1,884	384	(456)	(1)	5,355

Unaudited

	Twelve Months Ended December 31, 2023

	Downstream	Upstream and Midstream

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	19,542	3,735	3,804	1,975	-	-	29,056

– intersegment	-	431	931	288	-	(1,650)	-

Sales – total	19,542	4,166	4,735	2,263	-	(1,650)	29,056

Freight, transportation and distribution	-	407	528	270	-	(231)	974

Net sales	19,542	3,759	4,207	1,993	-	(1,419)	28,082

Cost of goods sold	15,112	1,396	2,828	1,760	-	(1,488)	19,608

Gross margin	4,430	2,363	1,379	233	-	69	8,474

Selling expenses (recovery)	3,375	12	27	6	-	(23)	3,397

General and administrative expenses	217	13	21	11	364	-	626

Provincial mining taxes	-	398	-	-	-	-	398

Share-based compensation recovery	-	-	-	-	(14)	-	(14)

Impairment of assets	465	-	76	233	-	-	774

Foreign exchange loss, net of related derivatives	-	-	-	-	91	-	91

Other expenses (income)	158	(1)	(27)	40	257	30	457

Earnings (loss) before finance costs and income taxes	215	1,941	1,282	(57)	(698)	62	2,745

Depreciation and amortization	759	463	572	294	81	-	2,169

EBITDA	974	2,404	1,854	237	(617)	62	4,914

Restructuring costs	20	-	-	-	29	-	49

Share-based compensation recovery	-	-	-	-	(14)	-	(14)

Impairment of assets	465	-	76	233	-	-	774

Loss related to financial instruments in Argentina	-	-	-	-	92	-	92

ARO/ERL related expense for non-operating sites	-	-	-	-	152	-	152

Foreign exchange loss, net of related derivatives	-	-	-	-	91	-	91

Adjusted EBITDA	1,459	2,404	1,930	470	(267)	62	6,058

Unaudited

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)	2024	2023	2024	2023
Retail sales by product line
Crop nutrients	1,528	1,808	7,211	8,379
Crop protection products	948	960	6,313	6,750
Seed	184	202	2,235	2,295
Services and other	228	236	918	927
Merchandise	230	251	897	1,001
Nutrien Financial	77	70	361	322
Nutrien Financial elimination [1]	(16)	(25)	(103)	(132)

	3,179	3,502	17,832	19,542

Potash sales by geography
Manufactured product

North America	245	459	1,719	2,090

Offshore [2]	342	404	1,658	2,076
Other potash and purchased products	-	-	1	-

	587	863	3,378	4,166

Nitrogen sales by product line
Manufactured product

Ammonia	376	339	1,232	1,337

Urea and ESN®	395	346	1,480	1,624

Solutions, nitrates and sulfates	339	345	1,300	1,367
Other nitrogen and purchased products	66	88	295	407

	1,176	1,118	4,307	4,735

Phosphate sales by product line
Manufactured product

Fertilizer	309	378	1,237	1,264

Industrial and feed	157	168	627	703

Other phosphate and purchased products	5	69	24	296

	471	615	1,888	2,263

1  Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2  Relates to Canpotex Limited (“Canpotex”) (see Note 10) and includes provisional pricing adjustments for the three months ended December 31, 2024 of $(3) million (2023 – $(40) million) and the twelve months ended December 31, 2024 of $4 million (2023 – $(394) million).

Note 3 Impairment of assets

We recorded the following non-cash impairment of assets in the condensed consolidated statements of earnings:

		Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)		2024	2023	2024	2023
Segment	Category
Retail	Intangible assets	-	-	200	43
	Property, plant and equipment	-	-	120	-
	Other	-	-	15	-
	Goodwill	-	-	-	422
Nitrogen	Property, plant and equipment	-	76	195	76
Phosphate	Property, plant and equipment	-	-	-	233
Impairment of assets		-	76	530	774

Retail – Brazil

During the three months ended June 30, 2024, due to the ongoing market instability and more moderate margin expectations, we lowered our forecasted EBITDA for the Retail – Brazil cash generating unit (“CGU”). This triggered an impairment analysis.

Unaudited

We used the fair value less cost to dispose (“FVLCD”) methodology (Level 3) based on a market approach using the sales comparison method to assess the recoverable value of the Retail – Brazil CGU at June 30, 2024. This is a change from the methodology used in our 2023 analysis, as the market approach resulted in a more representative fair value of the CGU as restructuring initiatives in Brazil are currently being developed. In 2023, we used the FVLCD methodology based on after-tax discounted cash flows (10-year projections plus a terminal value) and an after-tax discount rate (14.4 percent). In 2024, we incorporated assumptions that an independent market participant would apply.

(millions of US dollars)	Retail – Brazil June 30, 2024
Recoverable amount comprised of:
Working capital and other	324
Property, plant and equipment	92
Intangible assets	-

The key assumptions with the greatest influence on the calculation of the impairment are the estimated recoverable value of property, plant and equipment and intangible assets. Any change to these estimates could directly impact the impairment amount.

Nitrogen

During the three months ended June 30, 2024, we decided that we are no longer pursuing our Geismar Clean Ammonia project. As a result, we recorded an impairment loss of $195 million to fully write off the amount of property, plant and equipment related to this project. As the project was cancelled before it generated revenue, the recoverable amount, which was based on its value in use was $nil.

Goodwill Impairment Testing

As at December 31 (millions of US dollars)	2024	2023
Goodwill by CGU or Group of CGUs
Retail – North America	6,961	6,981
Retail – Australia	539	590
Potash	154	154
Nitrogen	4,389	4,389
	12,043	12,114

During the three and twelve months ended December 31, 2024, we performed our annual impairment test on goodwill and did not identify any impairment.

In testing for impairment of goodwill, we calculate the recoverable amount for a CGU or groups of CGUs containing goodwill. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections plus a terminal value) and incorporated assumptions an independent market participant would apply. We adjusted discount rates for each CGU or group of CGUs for the risk associated with achieving our forecasts and for the country risk premium in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization (where applicable) and comparative market multiples to ensure discounted cash flow results are reasonable.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and forecasted EBITDA. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market information.

During our performance of our annual impairment test, the Retail – North America group of CGUs recoverable amount exceeded its carrying amount by $2.8 billion. Goodwill is more susceptible to impairment risk if there is an increase in the discount rate or a deterioration in business operating results or economic conditions and actual results do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted EBITDA could cause impairment in the future as shown in the table below.

2024 Annual Impairment Testing	Key Assumption Used in Impairment Model	Change Required for Carrying Amount to Equal Recoverable Amount
Terminal growth rate (%)	2.5	1.4	Percentage point decrease
Discount rate [1] (%)	7.3	1.1	Percentage point increase
Forecasted EBITDA over forecast period ($ millions)	8,300	11.1	Percent decrease

1  The discount rate used in the previous measurement at October 1, 2023 was 8.6 percent. At December 31, 2024, the discount rate was 8.0 percent.

Unaudited

The following table indicates the key assumptions used in testing the remaining groups of CGUs:

	Terminal Growth Rate (%)		Discount Rate (%)
	2024	2023	2024	2023
Retail – Australia	2.6	2.1	7.9	9.0
Potash	2.5	2.5	6.3	7.6
Nitrogen	2.3	2.3	7.6	8.3

Note 4 Other expenses (income)

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)	2024	2023	2024	2023
Restructuring costs	47	20	47	49
Earnings of equity-accounted investees	(23)	(1)	(130)	(101)
Bad debt expense	23	4	117	55
Project feasibility costs	26	39	92	92
Customer prepayment costs	12	12	58	55
Legal expenses	15	16	47	34
Consulting expenses	3	3	10	21
Insurance recoveries	(3)	-	(65)	-
Loss on natural gas derivatives not designated as hedge	1	-	8	-
Loss related to financial instruments in Argentina	1	-	35	92
ARO/ERL related (income) expenses for non-operating sites ¹	(1)	142	151	152
Gain on amendments to other post-retirement pension plans	-	-	-	(80)
Other expenses	28	84	43	88
	129	319	413	457

1  ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Argentina has certain currency controls in place that limit our ability to settle our foreign currency-denominated obligations or remit cash out of Argentina. We utilize various financial instruments such as Blue Chip Swaps or Bonds for the Reconstruction of a Free Argentina (“BOPREAL”) that effectively allow companies to transact in US dollars. We incurred losses on these transactions due to the significant divergence between the market exchange rate used for these financial instruments and the official Central Bank of Argentina rate. These losses are recorded as part of loss related to financial instruments in Argentina.

Note 5 Income taxes

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2024	2023	2024	2023
Actual effective tax rate on earnings (%)	33	39	40	33
Actual effective tax rate including discrete items (%)	42	(120)	38	34
Discrete tax adjustments that impacted the tax rate	18	(127)	(13)	28

Unaudited

Note 6 Financial instruments

Foreign Currency Derivatives

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)	2024	2023	2024	2023
Foreign exchange (gain) loss	(13)	(22)	14	(10)
Hyperinflationary loss	12	36	97	114
Loss (gain) on foreign currency derivatives at fair value through profit or loss	2	(28)	249	(13)
Foreign exchange loss (gain), net of related derivatives	1	(14)	360	91

For the twelve months ended December 31, 2024, the losses on our foreign currency derivatives were primarily related to Brazil which matured in July 2024. As of December 31, 2024, outstanding derivative contracts were related to our ongoing risk management strategy. The fair value of our net foreign exchange currency derivative (liabilities) assets as at December 31, 2024 was $(13) million (December 31, 2023 – $11 million).

Natural Gas Derivatives

In 2024, we increased our use of natural gas derivatives to lock-in commodity prices. Our risk management strategies and accounting policies for derivatives that are designated and qualify as cash flow hedges are consistent with those disclosed in Note 10 and Note 30 of our 2023 annual consolidated financial statements, respectively. For derivatives that do not qualify as cash flow hedges, any gains or losses are recorded in net earnings in the current period.

We assess whether our derivative hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items.

Hedging Transaction	Measurement of Ineffectiveness	Potential Sources of Ineffectiveness
New York Mercantile Exchange (“NYMEX”) natural gas hedges	Assessed on a prospective and retrospective basis using regression analyses	Changes in: • timing of forecast transactions • volume delivered • our credit risk or the credit risk of a counterparty

The fair value of our natural gas derivative assets (liabilities) as at December 31, 2024 was $1 million (December 31, 2023 - $(5) million).

Our financial instruments carrying amount are a reasonable approximation of their fair values, except for our long-term debt, including current portion, that has a carrying value of $9,918 million and fair value of $9,317 million as at December 31, 2024. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 7 Short-term debt

In 2024, we entered into an uncommitted $500 million accounts receivable repurchase facility (the “repurchase facility”), where we may sell certain receivables from customers to a financial institution and agree to repurchase those receivables at a future date. When we draw under this repurchase facility, the receivables from customers remain on our condensed consolidated balance sheet as we control and retain substantially all of the risks and rewards associated with the receivables. As at December 31, 2024, there were no borrowings outstanding under this facility.

In 2024, we extended the term of our unsecured revolving term credit facility to September 3, 2025 and reduced the facility limit from $1,500 million to $750 million. We also extended the maturity of our $4,500 million unsecured revolving term facility to September 4, 2029.

Unaudited

Note 8 Long-term debt

(millions of US dollars, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes repaid in 2024	5.9	November 7, 2024	500

Senior notes issued in 2024	5.2	June 21, 2027	400
Senior notes issued in 2024	5.4	June 21, 2034	600
			1,000

The notes issued in the twelve months ended December 31, 2024, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

In March 2024, we filed a base shelf prospectus in Canada and the US qualifying the issuance of common shares, debt securities and other securities during a period of 25 months from March 22, 2024.

Note 9 Share capital

Share Repurchase Programs

The following table summarizes our share repurchase activities during the periods indicated below:

	Three Months Ended December 31		Twelve Months Ended December 31

(millions of US dollars, except as otherwise noted)	2024	2023	2024	2023
Number of common shares repurchased for cancellation	2,905,718	-	3,944,903	13,378,189
Average price per share (US dollars)	47.02	-	47.31	74.73
Total cost, inclusive of tax	139	-	190	1,000

As of February 18, 2025, an additional 1,887,537 common shares were repurchased for cancellation at a cost of $96 million and an average price per share of $50.82.

On February 19, 2025, our Board of Directors approved a share repurchase program for up to five percent of our outstanding common shares. The 2025 normal course issuer bid, which is subject to the acceptance by the Toronto Stock Exchange, will expire after a one-year period, if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Dividends Declared

We declared a dividend per share of $0.54 (2023 – $0.53) during the three months ended December 31, 2024, payable on January 17, 2025 to shareholders of record on December 31, 2024.

On February 19, 2025, our Board of Directors declared and increased our quarterly dividend to $0.545 per share payable on April 10, 2025, to shareholders of record on March 31, 2025. The total estimated dividend to be paid is $265 million.

Unaudited

Note 10 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Purchases from Canpotex for the three months ended December 31, 2024 were $34 million (2023 – $32 million) and the twelve months ended December 31, 2024 were $146 million (2023 – $92 million).

As at (millions of US dollars)	December 31, 2024	December 31, 2023
Receivables from Canpotex	122	162
Payables to Canpotex	66	64

Note 11 Accounting policies, estimates and judgments

IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which was issued on April 9, 2024, would supersede IAS 1, “Presentation of Financial Statements” and increase the comparability of financial statements by enhancing principles on aggregation and disaggregation. IFRS 18 will be effective January 1, 2027, and will also apply to comparative information. We are reviewing the standard to determine the potential impact.

Amendments for IFRS 9 and IFRS 7, “Amendments to the Classification and Measurement of Financial Instruments”, which was issued on May 30, 2024, will address diversity in practice by making the requirements more understandable and consistently applied. These amendments will be effective January 1, 2026, and will not apply to comparative information. We are reviewing the standard to determine the potential impact.